PINE VALLEY MINING CORPORATION

Consolidated Financial Statements

for the Six Months Ended September 30, 2006

(Unaudited)

PINE VALLEY MINING CORPORATION

Consolidated Balance Sheets

(Unaudited)

		September 30,	March 31,
(in thousands of Canadian dollars)		2006	2006
ASSETS
CURRENT
Cash		$ 1,422	$ 817
Accounts receivable, net of nil allowance		46	3,719
Goods and Services Tax (GST) and other receivable		1,539	1,356
Deferred financing charges		-	279
Prepaid expenses		299	643
Coal Inventory		10,301	9,528
Future income taxes (Note 13)		-	302
Total Current Assets		13,607	16,644
Restricted cash		417	458
Other non-current assets		569	1,550
Mineral property, plant and equipment (Note 3)		55,957	57,560
Non-producing mineral properties (Note 4)		3,111	2,877
Future income taxes (Note 13)		-	3,040
Total Assets		$ 73,661	$ 82,129

LIABILITIES
CURRENT
Operating line (Note 5)		$ 5,681	$ 5,675
Accounts payable		11,322	9,214
Accrued liabilities		3,089	2,616
Current portion of term debt (Note 6)		9,892	10,337
Current portion of capital lease obligation		18	41
Due to related party (Note 7)		600	600
Total Current Liabilities		30,602	28,483
Asset retirement obligation (Note 8)		2,461	2,307
Capital lease obligation		122	124
Future income taxes (Note 13)		-	3,208
Total Liabilities		33,185	34,122
SHAREHOLDERS' EQUITY
Share capital (Note 9)		61,161	61,161
Contributed surplus and other capital		6,421	5,708
Deficit		(27,106)	(18,862)
Total Shareholders' Equity		40,476	48,007
Total Liabilities and Shareholders' Equity		$ 73,661	$ 82,129

Commitments and contingencies (Note 14)
Subsequent events (Note 15)
Creditor protection and restructuring (Note 1)

Approved by the Board of Directors

"Jeffrey Fehn"	Director

"Robert Bell"	Director

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Operations

(Unaudited)

	Three months ended		Six months ended
(in thousands of Canadian dollars	September 30,		September 30,
except share and per share amounts)	2006	2005	2006	2005
REVENUE
Coal Sales	$ 11,871	$ 19,957	$ 32,526	$ 33,431
Cost of Operations:
Mining and transportation	14,563	12,905	31,393	24,569
Administrative and other	2,078	1,181	2,903	1,789
Depreciation and depletion	1,432	821	2,968	1,573
	18,073	14,907	37,264	27,931
(LOSS) INCOME BEFORE UNDERNOTED ITEMS	(6,202)	5,050	(4,738)	5,500

EXPENSES
Office and general	233	236	475	420
Professional fees	158	147	233	352
Promotion and marketing	94	19	150	66
Salaries and stock-based compensation	649	888	1,343	1,799
	1,134	1,290	2,201	2,637
(LOSS) INCOME BEFORE OTHER INCOME
(EXPENSES) AND INCOME TAXES	(7,336)	3,760	(6,939)	2,863

OTHER INCOME (EXPENSES)
Interest and other income	36	24	71	36
Interest and financing	(980)	(447)	(1,381)	(1,031)
Foreign exchange gain	18	2,141	147	1,344
Other	-	(93)	(8)	(34)
	(926)	1,625	(1,171)	315
(LOSS) INCOME BEFORE INCOME TAXES	(8,262)	5,385	(8,110)	3,178
Mining taxes recovery (expense)	23	(89)	-	(135)
Future income taxes expense (Note 13)	(88)	(1,621)	(134)	(1,182)
	(65)	(1,710)	(134)	(1,317)
NET (LOSS) INCOME	$ (8,327)	$ 3,675	$ (8,244)	$ 1,861

Basic and diluted (loss) income per share	$ (0.11)	$ 0.05	$ (0.11)	$ 0.03
Weighted average number of common shares - basic	75,732,878	71,419,778	75,732,878	70,662,206
Weighted average number of common shares - diluted	75,732,878	72,124,077	75,732,878	71,359,515

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
(in thousands of Canadian dollars)	2006	2005	2006	2005
OPERATING ACTIVITIES
Net (loss) income for the period	$ (8,327)	$ 3,675	$ (8,244)	$ 1,861
Items not involving cash:
Deferred financing charges	(225)	168	(251)	287
Depreciation and depletion	1,432	821	2,968	1,573
Non-cash financing costs	528	256	575	642
Financing obligations	474	(88)	728	210
Stock-based compensation costs	342	731	713	1,451
Unrealized foreign exchange and derivatives (gain) loss	(22)	(1,588)	24	(904)
Future income taxes	88	1,621	134	1,182
Changes in working capital items
other than cash (Note 12)	8,273	2,531	7,293	2,806
	2,563	8,127	3,940	9,108
FINANCING ACTIVITIES
Capital stock issued	-	4,994	-	5,542
Loan proceeds	-	8,785	-	10,023
Loan payments	14	(9,751)	(445)	(11,147)
Operating line proceeds (net)	(4,776)	-	6	-
Financing fees	(45)	(143)	(45)	(409)
	(4,807)	3,885	(484)	4,009
INVESTING ACTIVITIES
Acquisition of property and equipment, net of
accounts payable	(583)	(4,482)	(1,470)	(12,956)
Goods and services tax and other receivable	(282)	(503)	(183)	1,256
Property, plant and equipment obligations	(572)	(1,143)	(1,215)	3,815
Restricted cash	12	-	41	-
	(1,425)	(6,128)	(2,827)	(7,885)
(DECREASE) INCREASE IN CASH	(3,669)	5,884	629	5,232
Affect of foreign exchange rate
on cash	22	(2)	(24)	(70)

CASH POSITION, BEGINNING OF PERIOD	5,069	1,480	817	2,200

CASH POSITION, END OF PERIOD	$ 1,422	$ 7,362	$ 1,422	$ 7,362

Non-cash financing and investing activities
Property and equipment acquired under capital lease	$ -	$ -	$ -	$ 88
Supplemental information
Interest paid	$ 113	$ 277	$ 192	$ 312
Income taxes paid	$ 30	$ 26	$ 130	$ 26

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Shareholders’ Equity

(Unaudited)

(in thousands of Canadian dollars,	Common shares		Commitment to	Share	Contributed
except for share amounts)	Shares	Amount	issue shares	Subscription	Surplus	Deficit	Total

Balance, March 31, 2005	68,886,858	$ 45,353	$ 184	$ -	$ 2,210	$ (19,470)	$ 28,277
Issued for cash	5,305,000	15,138	-	-	-	-	15,138
Shares issued for financing charge	101,020	614	(184)	-	-	-	430
Exercise of warrants and options	1,440,000	578	-	-	-	-	578
Fair value of warrants and options exercised	-	28	-	-	(28)	-	-
Share issue costs, net of future income taxes	-	(550)	-	-	-	-	(550)
Stock-based compensation	-	-	-	-	3,526	-	3,526
Net income for the year	-	-	-	-	-	608	608
Balance, March 31, 2006	75,732,878	61,161	-	-	5,708	(18,862)	48,007
Stock-based compensation	-	-	-	-	371	-	371
Net income for the period	-	-	-	-	-	83	83
Balance, June 30, 2006	75,732,878	$ 61,161	$ -	$ -	$ 6,079	$ (18,779)	$ 48,461
Stock-based compensation	-	-	-	-	342	-	342
Net loss for the period	-	-	-	-	-	(8,327)	(8,327)
Balance, September 30, 2006	75,732,878	$ 61,161	$ -	$ -	$ 6,421	$ (27,106)	$ 40,476

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.

CREDITOR PROTECTION AND RESTRUCTURING

On October 20, 2006 (the “Filing Date”), Pine Valley Mining Corporation and its subsidiaries, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Globaltex Gold Mining Corporation, (together the “Company”) obtained an order (the “Initial Order”) from the Supreme Court of British Columbia (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). The Initial Order granted will be reviewed at a petition hearing on November 15, 2006 and remains in place to November 17, 2006. The Initial Order may be amended throughout the CCAA proceedings on motions from the Company, its creditors and other interested stakeholders. During the stay period, the Company is authorized to continue operations as required. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor and will be reporting to the Court from time to time on the Company’s cash flow and other developments during the proceedings.

The purpose of the Initial Order and stay of proceedings is to provide the Company with relief designed to stabilize operations and business relationships with customers, suppliers, employees and creditors while maintaining the core value of the business. The Company is in the process of developing its revised business plan which will serve as the basis for discussions with stakeholders. In that regard, an independent advisor has been appointed to assist the Company in evaluating its strategic alternatives in order to maximize the return to stakeholders as part of the restructuring plan. As part of the restructuring plan a formal CCAA plan of arrangement (the “Plan”) will be prepared and submitted to affected creditors, who will vote on the Plan, and to the Court for approval.

It is anticipated that the Company will request an extension to the stay period at the hearing on November 15, 2006. Should the stay period and subsequent extension not be sufficient to develop and present a Plan or should the Plan not be accepted by the affected creditors, the Company will lose the protection of the stay of proceedings at which time substantially all debt obligations will then be immediately due and payable. Such an event would in all likelihood lead to the liquidation of the Company’s assets.

The CCAA proceedings have triggered defaults under all debt obligations of the Company (see Notes 5 and 6). The Order generally stays actions against the Company including steps to collect indebtedness incurred by the Company prior to filing the petition. The Order grants the Company the authority to pay outstanding and future wages, salaries and benefits, and other obligations to employees; the cost of goods and services, both operating and capital, provided or supplied after the date of the Initial Order and rent payments under existing arrangements payable after the date of filing.

An Administration Charge was created as a first priority lien to the extent of $400,000 and a Director’s Charge as a second priority lien of $100,000. The Administration Charge is intended to secure the payment of the fees and disbursements of the Monitor, legal counsel to the Monitor and legal counsel to the Company. The Director’s Charge is security for the directors and officers of the Company for an indemnity relating to possible charges as a result of the Company’s failure to make certain payments.

Contributing Factors

The Company has incurred significant operating and cash losses during the quarter ended September 30, 2006 and was unable to raise suitable additional financing, as discussed below:

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

The Company’s clean coal production costs have increased dramatically primarily as a result of fine coal recoveries in its washplant, especially with regard to its coking coal product. The washplant continued to produce clean coal to raw coal feed yields below those noted in the Feasibility Study for the Willow Creek mine, especially on coking coal (often in the range of 50-60% yield compared to expected results in the 75% range). The impact of these low yields was a material increase in costs of production.

These cost increases in recent times can also be attributed to equipment failures at the Willow Creek mine during the early part of the current fiscal year whereby the Company was faced with the risk of missing certain planned shipments. As these shipments were important to the Company’s cash flows, management sought ways to increase the production of coal to meet customer shipments for the three month period ended June 30, 2006.  As a result, the Company mined coal ahead of the timing scheduled by the mine plan by removing the coal in a trench below mining bench grade. Despite this, two customer shipments were delayed to a later period in the year. Following the decision to mine coal below grade in the three months ended June 30, 2006, the Company incurred additional mining costs beginning approximately July 1, 2006 as waste mining was being “caught up.”  Waste rock was mined during the period but little coal was realized as it had already been mined in the quarter ended June 30, 2006. The impact of this was an increase in raw coal ratios and accordingly, an increase in costs.

During the period through to the CCAA filing, the Company was seeking to raise additional debt financing to enable it to, among other working capital items, make certain improvements to the washplant to improve the clean coal recoveries. However, during the due diligence period, and for the reasons noted above, the Company’s financial condition worsened to the extent that the financing could not be obtained on terms suitable to the Company.

Basis of presentation and going concern issues

These financial statements have been prepared using the same basis of accounting principles as applied by the Company prior to the filing for CCAA. While the Company has filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The creditor protection proceedings provide the Company with a period of time to stabilize its operations and financial condition and develop a plan of arrangement. During the period, Debtor-In-Possession (DIP) financing, as described below, has been approved by the Court and is available if required, subject to borrowing conditions. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and accordingly substantial doubt exists as to whether the Corporation will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities and expenses in these financial statements. These financial statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to September 30, 2006.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

In accordance with generally accepted accounting principles appropriate for a going concern, property, plant and equipment is carried at the lower of cost less accumulated amortization and net recoverable amount. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Net recoverable amount is the sum of the undiscounted cash flows from operations and cash flow from disposal of the property, plant and equipment. The Company’s filing for creditor protection under CCAA triggered an impairment review as at September 30, 2006.

In estimating future cash flows from operations of the Company’s property, plant and equipment, the Company made certain assumptions about the reductions in operating costs and its liabilities that could be achieved through the restructuring Plan. These assumptions included, and were based upon but not limited to, the following factors: (a) estimated future coal sales prices as reported by analysts in the sector, (b) required capital expenditures being incurred to implement improvements to the yield recovery in the washplant and to acquire an owner-operated fleet of mining equipment, and (c) costs associated with operating the coal preparation plant facilities, the equipment fleet and mine-site general and administrative expenses. The Company believes that these assumptions are consistent with use of the going concern assumption in these financial statements. Should there be a change to the underlying estimates and assumptions, an asset impairment may occur that would require a write-down in the value of the Company’s property, plant and equipment.

In connection with the CCAA proceedings, any future Plan will require the approval of affected creditors and there can be no assurance that such agreement will be reached and that future cash flows will be sufficient to recover the carrying amount of property, plant and equipment. Without the benefit of an approved restructuring plan management estimates that future cash flows will likely be negative for the foreseeable future. This situation would result in the write-down of the Company’s property, plant and equipment to liquidation value. The Company believes that this situation is equivalent to the liquidation basis of accounting which is not consistent with the going concern basis of accounting.

While the Company is under creditor protection it will make adjustments to the financial statements to isolate assets, liabilities, revenues and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the operations of the business. Further, allowed claims under the CCAA proceedings may be recorded as liabilities and presented separately on the balance sheet. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Company, the Company will be required, under Canadian GAAP, to adopt “fresh start” reporting. Under fresh start reporting the Company will undertake a comprehensive revaluation of its assets and liabilities based on the reorganization value and as established and confirmed in the Plan. The financial statements do not present any adjustments that may be required during the period that the Company remains under creditor protection, or that may be required under fresh start reporting.

Financing during CCAA proceedings – Debtor-In-Possession (DIP) financing

The Company has finalized the negotiation of a Debtor-In-Possession (DIP) Credit Agreement secured financing dated November 6, 2006. This financing is with the Royal Bank of Canada for an initial amount of $1.1 million with the option to draw an additional $0.5 million. Interest will be charged at RBC prime plus 2.5% with a fee of $25,000 on the initial draw and $10,000 on the subsequent draw (if utilized). The term of the financing will expire on January 5, 2007. The Company anticipates repayment of this financing to occur concurrent with the receipt of funds for the sale of a vessel of coking coal made on November 7, 2006.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2006. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes thereto. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

3.

MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	September 30, 2006			March 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Assets acquired under capital lease	$ 256	$ 105	$ 151	$ 256	$ 80	$ 176
Buildings	651	45	606	426	30	396
Land	214	-	214	140	-	140
Office equipment	878	242	636	595	186	409
Plant and equipment	25,634	3,044	22,590	25,513	1,752	23,761
Property and development	35,288	3,528	31,760	34,722	2,044	32,678
	$ 62,921	$ 6,964	$55,957	$61,652	$ 4,092	$57,560

Included in property, plant and equipment is $1.3 million (March 31, 2006 - $1.3 million) relating to interest capitalized during construction and development.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

4.

NON-PRODUCING MINERAL PROPERTIES

	Six months ended	Year ended
	September 30, 2006	March 31, 2006

Pine Pass
Consulting	$ 211	$ 785
Drilling	-	2,716
Environmental	18	17
Permits	5	16
B.C. Mining Exploration Tax Credit	-	(717)
	234	2,817

Beginning of period	2,877	60

End of period	$ 3,111	$ 2,877

The Company has an interest in the Pine Pass property, located adjacent to the Willow Creek mine site and has completed a drill program to further develop reserves at this coal deposit. The purpose of the drill program was to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits.

5.

OPERATING LINE

The Company entered into a working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank” or the “Bank”) on September 16, 2005. The Bank’s facility is secured by all the assets of the Company with first position on inventory and receivables. The facility bears interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly. At September 30, 2006, the Company was in breach of certain covenants associated with the Bank’s operating line due to the Company’s worsening financial situation as described in Note 1.

6.

TERM DEBT

	September 30,	March 31,
	2006	2006

Rockside Foundation loan (US$8,850)	$ 9,892	$ 10,337
	9,892	10,337
Less portion due within one year	9,892	10,337
	$ -	$ -

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

The Company entered into a Credit Facility Agreement (the "Agreement") with The Rockside Foundation ("Rockside"), a shareholder of the Company, for an aggregate amount up to US$ 7.0 million, with interest at an annual rate of 10%, further amended on December 30, 2004, to increase the loan to US$8.85 million. Under the terms of the Agreement, the Company issued 104,736 common shares for the loan of the initial US$3.75 million principal amount. A further 101,020 shares had been issued to Rockside as at March 31, 2006, representing the 10% bonus due by the Company upon receipt of the subsequent US$5.1 million.

A second amendment to the Agreement was completed on September 16, 2005. Under the terms of the second amendment the due date for repayment of the loan was extended for 10 weeks from November 29, 2005 to February 6, 2006. For the period from November 29, 2005 to February 6, 2006 interest was payable at the rate of 12% per annum with no bonus shares being issued.

A third amendment to the Agreement was completed on November 23, 2005 whereby the terms of repayment of the loan were further extended from February 6, 2006 to June 30, 2006.

A fourth amendment to the Agreement was completed on June 15, 2006, whereby the terms of repayment of the loan were extended from June 30, 2006 to September 30, 2006. All other terms remain unchanged.

A fifth amendment to the Agreement was completed on September 28, 2006, whereby the terms of repayment of the loan were extended from September 30, 2006 to October 31, 2006. All other terms remain unchanged.

Rockside’s loan is secured by the Company’s assets subject to an inter-creditor agreement with Royal Bank which grants the Bank certain priority rights with regard to inventory and receivables. In addition, a subordination and postponement agreement has been entered into between the Bank and Rockside whereby Rockside has postponed their loans in favour of Royal Bank (see Note 5).

7.

DUE TO RELATED PARTY

The Company has provided for the payment of $0.6 million to the estate of the former Chairman of the Company (the “Estate”).  The Estate is administered on behalf of its beneficiaries by a director of the Company.  The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $0.6 million for the Estate upon terms and arrangements that are not yet to be determined.  There is no immediate requirement or intention to finalize these discussions.

8.

ASSET RETIREMENT OBLIGATION

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available, including closure plans and applicable regulations.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $3.4 million (March 31, 2006 - $3.2 million) which has been discounted using a discount rate of 7.5% to total $2.5 million (March 31, 2006 - $2.3 million). Reclamation obligations at the Willow Creek Mine are expected to be paid annually up to 2013. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates, due to changes in closure plans or applicable regulations, will be made prospectively with a corresponding charge to the asset’s carrying value.

9.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares of no par value.

(b)

Issued and outstanding

No shares were issued during the three and six months ended September 30, 2006.

10.

STOCK OPTIONS AND WARRANTS

(a)

Stock options

The Company has established a stock option plan for directors, officers, consultants and employees.  At September 30, 2006, the Company was allowed to grant up to 10% of the issued share capital of as stock options.  Stock options are exercisable once they have vested under the terms of the grant.  A summary of the Company's options at September 30, 2006 and the changes for the three and six months periods then ended is presented below:

	Three months ended September 30,
	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Outstanding, beginning of period	3,100,000	$ 2.36	2,760,000	$ 3.76
Granted	110,000	0.89	10,000	4.22
Expired	(300,000)	2.93	-	-
Outstanding, end of period	2,910,000	$ 2.24	2,770,000	$ 3.76

	Six months ended September 30,
	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Outstanding, beginning of period	3,100,000	$ 2.36	3,070,000	$ 3.47
Granted	110,000	0.89	10,000	4.22
Exercised	-	-	(310,000)	0.88
Expired	(300,000)	2.93	-	-
Outstanding, end of period	2,910,000	$ 2.24	2,770,000	$ 3.76

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

As at September 30, 2006, the Company has outstanding stock options to purchase an aggregate 2,910,000 common shares as follows:

Options Outstanding			Options Exercisable
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Number	Expiry Date	Price	Number	Price
250,000	April 28, 2007	$ 0.90	250,000	$ 0.90
5,000	April 23, 2009	1.01	5,000	1.01
75,000	July 8, 2009	1.56	75,000	1.56
500,000	March 9, 2010	5.30	375,000	5.30
1,970,000	March 21, 2011	1.74	1,177,000	1.74
110,000	August 21, 2011	0.89	-	-
2,910,000		$ 2.24	1,882,000	$ 2.33

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $342,000 during the three month period ended September 30, 2006 (three months to September 30, 2005 - $731,000) and $713,000 for the six months to September 30, 2006 (six months to September 30, 2005 - $1,451,000). These amounts were determined using the Black-Scholes option pricing model, based upon the following terms and assumptions:

	Six months ended	Year ended
	September 30,	March 31,
	2006	2006

Dividend yield	0%	0%
Risk free interest rate	4.07%	3.2 - 3.99%
Expected life	3 years	3 years
Expected volatility	72%	75%

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

(b)

Warrants

A summary of the Company's warrants at September 30, 2006 and the changes for the three and six month periods then ended is presented below:

	Three months ended September 30,
	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price

Outstanding, beginning of period	2,777,500	$ 4.24	750,000	$ 6.25
Expired	(750,000)	6.25	-	-
Outstanding, end of period	2,027,500	$ 3.50	750,000	$ 6.25

	Six months ended September 30,
	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price

Outstanding, beginning of period	2,777,500	$ 4.24	1,850,000	$ 2.68
Exercised	-	-	(1,100,000)	0.25
Expired	(750,000)	6.25	-	-
Outstanding, end of period	2,027,500	$ 3.50	750,000	$ 6.25

 As at September 30, 2006, the Company has outstanding share purchase warrants to purchase an aggregate 2,027,500 common shares as follows:

Warrants Outstanding
		Weighted
		Average
		Exercise
Number	Expiry Date	Price
2,027,500	June 12, 2007	3.50
2,027,500		$ 3.50

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.

SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates in one industry and as at September 30, 2006 substantially all of the Company's assets were located in Canada.

Revenues from customers can be attributed to the following countries:

	Three months ended September 30,				Six months ended September 30,
	2006		2005		2006		2005

Asia	$ 11,871	100%	$ 19,957	100%	$ 26,692	82%	$ 28,154	84%
Europe	-	0%	-	0%	5,834	18%	5,277	16%
	$ 11,871	100%	$ 19,957	100%	$ 32,526	100%	$ 33,431	100%

For the six months ended September 30, 2006, 100% of sales are to six customers (September 30, 2005 – 100% of sales to four customers) and there are no accounts receivable due from sale of coal (September 30, 2005 - 100% of accounts receivable from two customers).

12.

CHANGES IN OPERATING ASSETS AND LIABILITIES OTHER THAN CASH

	Three months ended September 30		Six months ended September 30
	2006	2005	2006	2005

Decrease (increase) in accounts receivable	$ 7,980	$ 1,183	$ 3,674	$ (1,026)
Decrease (increase) in prepaid expenses	1,303	(346)	1,325	(789)
Increase in inventory	(1,806)	(412)	(773)	(1,628)
Increase in accounts payable
and accrued liabilities	988	2,018	3,075	6,160
Affect of foreign exchange on non-cash items	(192)	88	(8)	89
	$ 8,273	$ 2,531	$ 7,293	$ 2,806

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.

INCOME TAXES

The Company incurred significant losses during the three months ending September 30, 2006, such losses which would, in the normal course of events, give rise to a future income tax asset. However, the effect of these losses has not been recognized by the Company in light of the filing for creditor protection as described in Note 1. In addition, the Company has determined that it is appropriate to carry a valuation allowance against future income tax balances in light of the current CCAA proceedings.

14.

COMMITMENTS AND CONTINGENCIES

(a)

The Company has letters of credit of $50,000 and $373,000 outstanding at September 30, 2006 (March 31, 2006 - $508,000).

(b)

Provincial government regulators have indicated that they are likely to seek an additional bond, pertaining to the Company’s mining activities at a rate of 900,000 tonnes per annum, of approximately $1.5 million. This bond is required to bring the total value of bonds held by the government closer into line with the current status of land disturbance at the Willow Creek mine.

(c)

The Company has entered into operating lease agreements for coal loading services, office space and equipment and vehicles at the mine site. These agreements require the Company to make the following lease payments:

	Office	Office			Coal
	equipment	lease/trailer	Vehicles	Equipment	loading	Total
Six months ending March 31, 2007	$ 5	$ 37	$ 42	$ 19	$ 479	$ 582
Year ending March 31, 2008	9	85	65	37	980	1,176
Year ending March 31, 2009	7	70	11	12	919	1,019
Year ending March 31, 2010	-	65	-	-	-	65
Year ending March 31, 2011	-	65	-	-	-	65
Year ending March 31, 2012	-	65	-	-	-	65
Year ending March 31, 2013	-	54	-	-	-	54
	$ 21	$ 441	$ 118	$ 68	$ 2,378	$ 3,026

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

15.

SUBSEQUENT EVENTS

Following the Company’s decision to file for creditor protection under CCAA as described in Note 1, the following events have occurred:

(a)

The Company’s second interim agreement for the provision of mining services, entered into on September 1, 2006, was terminated on November 2, 2006 with immediate effect. Under the terms of the second interim agreement, this gives rise to an additional liability to the Company’s mining contractor in the amount of $4.5 million.

(b)

The Toronto Stock Exchange (the “Exchange”) suspended trading in the Company’s shares as of 2.01 p.m. (Vancouver time) on October 20, 2006. The Exchange has further advised the Company that its shares will be delisted from the Exchange effective November 17, 2006 unless, before that deadline, the Company remedies all of the conditions which resulted in suspension (primarily relating to financial condition) and demonstrates to the Exchange’s satisfaction that the Company meets all of the Exchange’s requirements for an original listing. Notwithstanding the Exchange’s decision, the effective time of the delisting will likely remain suspended if the effective period on the initial order relating to creditor protection is extended beyond November 17, 2006.

(c)

On October 22, 2006 the Company’s Willow Creek mine and related plant operations were put on a care and maintenance basis. In connection with the shutdown of mining activities, the Company terminated 38 employees. Under the terms of its CCAA protection, the Company was not obligated to pay severance, vacation pay, and other items not related to wages and salaries at the time of the termination and these amounts remain unpaid. The exact amount of severance to be paid will be determined at a later date and will form part of the overall creditor pool of claims.